UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SMITH-MIDLAND CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

832156103

(CUSIP Number)

Tall Cotton Partners, LLC

1801 Libbie Avenue, Suite 201

Richmond, VA 23226

Attention: Fredrick L. Russell, Jr.

(804) 648-4802

With a copy to:

Hank J. Heyming, Esq.

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832156103	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tall Cotton Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,363[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,363[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,363[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

[1]

Shares are owned directly by Tall Cotton Partners, LLC (“TCP”). Virginia Capital II, LP (“VCP II LP”) owns a majority of the voting interests in TCP, and Virginia Capital Partners II, LLC (“VCP II”) is the sole manager of TCP. VCP II is the general partner of VCP II LP. Virginia Capital Partners, LLC (“VCP”) is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

[2]

This percentage is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

CUSIP No. 832156103	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,363[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,363[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,363[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14	TYPE OF REPORTING PERSON PN

[1]

Shares are owned directly by TCP. VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

[2]

This percentage is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

CUSIP No. 832156103	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,363[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,363[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,363[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

[1]

Shares are owned directly by TCP. VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

[2]

This percentage is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

CUSIP No. 832156103	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,363[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,363[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,363[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

[1]

Shares are owned directly by TCP. VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

[2]

This percentage is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

CUSIP No. 832156103	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Russell (Jr.), Frederick L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,363[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,363[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,363[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14	TYPE OF REPORTING PERSON IN

[1]

Shares are owned directly by TCP. VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

[2]

This percentage is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

CUSIP No. 832156103	Page 7 of 12

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, $0.01 par value per share (the “Common Stock”), of Smith-Midland Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5119 Catlett Road, P.O. Box 300, Midland, Virginia 22728.

Item 2. Identity and Background.

This Statement is being filed on behalf of Tall Cotton Partners, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“TCP”), Virginia Capital II, LP, a limited partnership organized under the laws of the Commonwealth of Virginia (“VCP II LP”), Virginia Capital Partners II, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“VCP II”), Virginia Capital Partners, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“VCP” and, collectively with TCP, VCP II LP and VCP II, the “Virginia Capital Entities”) and Frederick L. Russell, Jr. (“Mr. Russell” and, collectively with the Virginia Capital Entities, the “Reporting Persons” and, individually, a “Reporting Person”) in respect of Common Stock of Smith-Midland Corporation. The Virginia Capital Entities are controlled by Mr. Russell.

(a) - (c)

The address of the principal business office of each of the Reporting Persons is 1801 Libbie Avenue, Suite 201, Richmond, VA 23226. The present principal occupation/employment of Mr. Russell is as the Managing Partner of VCP. The principal business of each of Virginia Capital Entities is investment.

(d) - (e)

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the managers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Russell is a citizen of the United States. The Virginia Capital Entities are entities organized under the laws of the Commonwealth of Virginia.

CUSIP No. 832156103	Page 8 of 12

Item 3. Source and Amount of Funds or Other Consideration.

From November 13, 2009 to August 10, 2011, TCP acquired 477,139 of the shares of Common Stock reported herein through open market purchases totaling approximately $776,970.39. These open market transactions were paid for in cash from the working capital of TCP.

On November 4, 2011, TCP acquired an additional 90,224 shares of Common Stock by way of capital contribution to TCP by, Lukrum Holdings, LLC, a noncontrolling member of TCP (“Lukrum”). The total aggregate value exchanged for these shares of Common Stock was $153,380.80, which is based on the closing price of these shares on November 3, 2011. The source and amount of the consideration exchanged by TCP for the capital contribution of these shares of Common Stock by Lukrum was that Lukrum received a noncontrolling membership interest in TCP from TCP with a value of $153,380.80 as of November 4, 2011. Immediately following this contribution, TCP owned a total of 567,363 shares of Common Stock representing 11.9% of the outstanding shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock of the Issuer as described in Item 3 for investment purposes. However, pursuant to the Issuer’s Proxy Statement filed on Schedule 14A on August 13, 2012, the Issuer nominated Mr. Russell to serve on the board of directors of the Issuer (the “Board”) as an independent director. Due to Mr. Russell’s nomination to serve on the Board, the Reporting Persons believe it is no longer appropriate for their ownership position in the Issuer to be reported on a Schedule 13G.

At the date of this Statement and, as a result of this nomination, the Reporting Persons have plans or proposals which may result in a change in the present Board. If Mr. Russell is elected to the Board, Mr. Russell intends to (a) review the issuer’s charter, bylaws and shareholder rights plan, (b) work to improve the Issuer’s corporate governance and (c) strive to increase stockholder value. The Reporting Persons, therefore, reserve the right to undertake these activities and any other actions the Reporting Persons believe to be in the best interest of the Issuer and its stockholders.

The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment, including, without limitation, exploring the possibility for extraordinary transactions, and take such actions as they deem appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on

CUSIP No. 832156103	Page 9 of 12

numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

Except as described above, at the date of this Statement, each of the Reporting Persons has no present plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) - (b) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The ownership is calculated based upon 4,785,262 shares of the Issuer’s common stock outstanding as of August 7, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2012.

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Tall Cotton Partners, LLC	567,363	11.9%	567,363	—	567,363	—
Virginia Capital II, LP	567,363	11.9%	567,363	—	567,363	—
Virginia Capital Partners II, LLC	567,363	11.9%	567,363	—	567,363	—
Virginia Capital Partners, LLC	567,363	11.9%	567,363	—	567,363	—
Frederick L. Russell, Jr.	567,363	11.9%	567,363	—	567,363	—

(1)	Shares are owned directly by TCP. VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 10 of 12

(c) Other than as described in this Statement or as set forth below, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference herein. In addition, each of the Reporting Persons is a party to the Joint Filing Agreement, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated September 10, 2012, among the Reporting Persons.

CUSIP No. 832156103	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2012

TALL COTTON PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL II, LP
By: Virginia Capital Partners II, LLC, its General Partner

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS II, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.

By:	/s/ Hank J. Heyming
Hank J. Heyming
Attorney-in-Fact

CUSIP No. 832156103	Page 12 of 12

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereof) with regard to the common stock of Smith-Midland Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 10th day of September, 2012.

Date: September 10, 2012

TALL COTTON PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL II, LP
By: Virginia Capital Partners II, LLC,its General Partner

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS II, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.